SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 9)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,447,106 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,447,106 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,447,106 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.36% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 2,002,909 shares of common stock, warrants to purchase 324,735 shares of common stock, 5,721,663 shares of common stock issuable as of March 14, 2012 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock and 5,397,799 shares of common stock issuable as of March 14, 2012 upon the conversion of an aggregate of 15,904 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2) Based on 21,873,938 outstanding shares of common stock of the Company as reported in the Company's Proxy Statement filed by the Company on February 27, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,029,844 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,029,844 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,844 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.55% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 275,618 shares of common stock, warrants to purchase 21,414 shares of common stock, 377,122 shares of common stock issuable as of March 14, 2012 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock and 355,690 shares of common stock issuable as of March 14, 2012 upon the conversion of 1,048 shares of Series A-2 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,755,903 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,755,903 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,903 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.31% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 661,581 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,046,971 shares of common stock issuable as of March 14, 2012 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock and 1,931,179 shares of common stock issuable as of March 14, 2012 upon the conversion of 5,690 shares of Series A-2 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,661,359 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,661,359 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,661,359 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.91% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 1,065,710 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,297,570 shares of common stock issuable as of March 14, 2012 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock and 3,110,930 shares of common stock issuable as of March 14, 2012 upon the conversion of 9,166 shares of Series A-2 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,900,053 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,900,053 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,053 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of 517,037 shares of common stock, warrants to purchase 39,249 shares of common stock, 691,443 shares of common stock issuable as of March 14, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock and 652,324 shares of common stock issuable as of March 14, 2012 upon the conversion of 1,922 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,900,053 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,900,053 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,053 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17% (12)
14	TYPE OF REPORTING PERSON CO

(11)  Comprised of 517,037 shares of common stock, warrants to purchase 39,249 shares of common stock, 691,443 shares of common stock issuable as of March 14, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock and 652,324 shares of common stock issuable as of March 14, 2012 upon the conversion of 1,922 shares of Series A-2 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,347,159 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,347,159 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,347,159 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.23% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 2,519,946 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,413,106 shares of common stock issuable as of March 14, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock and 6,050,123 shares of common stock issuable as of March 14, 2012 upon the conversion of an aggregate of 17,826 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011 and Amendment No. 8 filed on January 12, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 9. Only those items hereby reported in this Amendment No. 9 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock or Series A-2 Preferred Stock after March 14, 2012.

(a)

(1)           Reporting Persons

Number of shares:  15,347,159 (13)
Percentage of shares:  44.23% (2)

(2)           Deerfield Capital

Number of shares:  13,447,106 (1)
Percentage of shares:  40.36% (2)

(3)           Deerfield Special Situations Fund

Number of shares:  1,029,844 (3)
Percentage of shares:  4.55% (2)

(4)           Deerfield Private Design Fund

Number of shares:  4,755,903 (5)
Percentage of shares:  18.31% (2)

CUSIP No. 87484H104

(5)           Deerfield Private Design International

Number of shares:   7,661,359 (7)
Percentage of shares:                                           26.91% (2)

 (6)           Deerfield Management

Number of shares:   1,900,053 (9)
Percentage of shares:                                           8.17% (2)

(7)           Deerfield Special Situations International

Number of shares:   1,900,053 (11)
Percentage of shares:                                           8.17% (2)

(8)           Flynn

Number of shares:   15,347,159 (13)
Percentage of shares:                                           44.23% (2)

(b)

(1)           Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  13,447,106 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  13,447,106 shares (1)

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,029,844 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,029,844 shares (3)

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,755,903 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,755,903 shares (5)

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  7,661,359 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  7,661,359 shares (7)

CUSIP No. 87484H104

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,900,053 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,900,053 shares (9)

(6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,900,053 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,900,053 shares (11)

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote: 15,347,159 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition: 15,347,159 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company in the last 60 days.  All transactions listed below were effected as open market sales.

Date	Seller	Number of Shares of Common Stock Sold	Price
February 6, 2012	Deerfield Special Situations Fund, L.P.	3,300	$0.98
February 6, 2012	Deerfield Special Situations Fund International, Limited	4,564	$0.98
February 6, 2012	Deerfield Private Design Fund, L.P.	6,536	$0.98
February 6, 2012	Deerfield Private Design International, L.P.	10,600	$0.98
March 7, 2012	Deerfield Special Situations Fund, L.P.	2,296	$0.99
March 7, 2012	Deerfield Special Situations Fund International, Limited	4,310	$0.99
March 7, 2012	Deerfield Private Design Fund, L.P.	5,513	$0.99

CUSIP No. 87484H104

March 7, 2012	Deerfield Private Design International, L.P.	8,881	$0.99
March 8, 2012	Deerfield Special Situations Fund, L.P.	6,015	$1.04
March 8, 2012	Deerfield Special Situations Fund International, Limited	11,285	$1.04
March 8, 2012	Deerfield Private Design Fund, L.P.	14,439	$1.04
March 8, 2012	Deerfield Private Design International, L.P.	23,261	$1.04
March 9, 2012	Deerfield Special Situations Fund, L.P.	16,734	$1.20
March 9, 2012	Deerfield Special Situations Fund International, Limited	31,393	$1.20
March 9, 2012	Deerfield Private Design Fund, L.P.	40,167	$1.20
March 9, 2012	Deerfield Private Design International, L.P.	64,706	$1.20
March 12, 2012	Deerfield Special Situations Fund, L.P.	13,472	$1.11
March 12, 2012	Deerfield Special Situations Fund International, Limited	25,275	$1.11
March 12, 2012	Deerfield Private Design Fund, L.P.	32,339	$1.11
March 12, 2012	Deerfield Private Design International, L.P.	52,094	$1.11
March 13, 2012	Deerfield Special Situations Fund, L.P.	2,023	$1.04
March 13, 2012	Deerfield Special Situations Fund International, Limited	3,796	$1.04
March 13, 2012	Deerfield Private Design Fund, L.P.	4,857	$1.04
March 13, 2012	Deerfield Private Design International, L.P.	7,824	$1.04
March 14, 2012	Deerfield Special Situations Fund, L.P.	3,885	$1.01
March 14, 2012	Deerfield Special Situations Fund International, Limited	7,290	$1.01

CUSIP No. 87484H104

March 14, 2012	Deerfield Private Design Fund, L.P.	9,326	$1.01
March 14, 2012	Deerfield Private Design International, L.P.	15,025	$1.01

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Authorized Signatory

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ David Clark
Name:	David Clark
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ David Clark
David Clark, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit C to a Schedule 13G with regard to AngioDynamics, Inc. filed with the Securities and Exchange Commission on August 23, 2011 by Deerfield Capital L.P.; Deerfield Partners, L.P.; Deerfield Management Company, L.P.; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International, Limited; Deerfield International Limited and James E. Flynn.